EXHIBIT 99.1

Results of Annual General Meeting

Magal Security Systems Ltd. (the “Company”) advises that the 2015 Annual General Meeting of the Company (the “Meeting”) was held on May 26, 2015 at 17 Altalef Street, Industrial Zone, Yehud 5610001, Israel. The following resolutions were adopted at the Meeting:

(1)
Election of Messrs. Gillon Beck, Ron Ben-Haim, Jacob Berman, Barry Stiefel, Pinchas Barel Buchris, and Avraham Bigger to hold office until our 2016 annual general meeting of shareholders and until their successors are elected and qualified.

(2)
Ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2015, and to authorize our audit committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.

(3)	Approval of the terms of employment of Mr. Saar Koursh, our Chief Executive Officer.

(4)	Approval of the amendments to our Compensation Policy.

(5)	Approval of the terms of employment of Mr. Gillon Beck as the Executive Chairman of our Board of Directors

ABOUT MAGAL S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 45 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries - under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G - our 4th generation, cutting-edge PSIM+SIEM platform. The solutions leverage our broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and Cyber Security solutions.